CONFORMED
                                                                     ---------
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of April 2004


                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)


                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X  Form 40-F __
                      --


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No X
                      --

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

           Bachoco Announces its First Quarter 2004 Results

    CELAYA, GUANAJUATO, Mexico--(BUSINESS WIRE)--April 29, 2004--Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company") (NYSE:IBA; BMV: Bachoco UBL), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the first quarter ended March 31, 2004. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of March 31, 2004.

    First Quarter 2004 Highlights:

    -- Total sales for the quarter reached Ps. 2,977.7 million an increase of 11.2%, compared to the same period of last year.

    -- Sales increased throughout all product lines; chicken 8.9%, table eggs 32.7%, balance feed 5.8% and swine 17.0%.

    --  Chicken volume sold increased 15.0%

    --  EBITDA reached Ps. 178.2 million.

    --  EPS of Ps 0.21 for the quarter, compared to Ps. 0.80 in 1Q03

    Comments from the CEO:

    Cristobal Mondragon, CEO of Bachoco stated, "This quarter, our results were affected by historically high worldwide feed ingredient costs, that mainly impacted chicken, our major product line, as the company was not able to pass the impact of those high increases to our customers.
    However, our results were encouraging; our total sales improved, with increases in sales in each of our product lines, our volume of chicken sold rose a healthy 15.0%, while our profit improved significantly in our table eggs, the second most important product line, and swine business.
    In particular, we had an important recovery in table egg prices during the quarter compared to the first quarter of the previous year, due in part to our efforts to improve our product mix.
    As a result, we had a positive operating result in the quarter. The Company's financial situation remains solid with cash and cash equivalents of Ps. 1,926.3 million, while our debt remains at low levels - Ps. 181.7 million. In addition, Capex continues to be financed entirely from resources generated by the Company's operations.
    Expansion plans in our Peninsula and Northwest regions remain on track, and nearly complete."

    FIRST QUARTER 2004 RESULTS

    Net Sales

    Net sales for the quarter reached Ps. 2,977.7 million, an increase of 11.2% compared to Ps. 2,678.3 million reported for 1Q03. This was mainly due to an increase in sales in all of our product lines; 32.7% in table egg sales, 17.0% in swine, 8.9% in chicken and 5.8% in balance feed.

----------------------------------------------------------------------
                                                         1Q03    1Q04
Net Sales by product line                                 %       %
----------------------------------------------------------------------
CHICKEN                                                 78.80%  77.15%
----------------------------------------------------------------------
EGGS                                                    10.69%  12.75%
----------------------------------------------------------------------
BALANCE FEED                                             6.83%   6.50%
----------------------------------------------------------------------
SWINE AND OTHER LINES                                    3.69%   3.60%
----------------------------------------------------------------------
TOTAL COMPANY                                            100%    100%
----------------------------------------------------------------------

    Operating Results

    Bachoco's gross margin was 16.1% in 1Q04, compared to 22.4% in 1Q03, mainly due to a reduction in the gross margin of chicken, our main product line. The Company's operating margin was 2.7%, compared to 8.2% during the same period of 2003. EBITDA during the quarter reached Ps.178.2 million. The operating results were affected by historically high cots of our main raw materials, which increase the sale cost of our product lines.

    Taxes

    The taxes recognized by the Company were Ps. 22.2 million, which includes a negative effect of 4.7 million as per Bulletin E-1, compared to the same quarter of last year where we had a positive impact of Ps. 54.5 million due to this same concept.

    Net Income

    Net income for the three-month period ended March 31, 2004, was Ps. 62.7 million. Earnings per share reached Ps. 0.21 compared to Ps.
0.80 reported for the same period of 2003.

    RESULTS BY BUSINESS SEGMENT

    Chicken

    Chicken sales rose 8.9% due to an increase of 15.0% in volume sold, partially offset by a reduction of 5.3% in price with respect to the same quarter of last year. High feed ingredient costs was experienced during the quarter.

    Table Eggs

    Table egg sales improved 32.7%, due to a price increase of 33.7%, and a slight decrease in volumes sold. The recovery in prices was mainly a result of a more stable supply in the country and an improvement in our product mix. Gross profit increase more than doubled for the quarter. The company continues to work on improving its sales mix by introducing packaged products with high brand identification.

    Balance Feed

    Sales of balanced feed had an increase of 5.8% with respect to the same quarter of last year, due to increases of 5.8% in price and 1.6% in volume sold. Prices and unit costs increased mainly as a result of higher raw material prices. The gross margin suffered a reduction of 7.2%.

    Swine and Other Lines

    Sales of swine rose 17.0%, mainly due to an 18.3% price increase. The gross margin improved significantly.

    Balance Sheet

    The Company maintained a healthy financial position at the end of the first quarter 2004. Liquidity remained solid with cash and cash equivalents of Ps.1,926.3 million as of March 31, 2004. Debt was Ps.181.7 million, while the current ratio was 4.9 as of March 31, 2004.
    Capex during the quarter were Ps. 156.7 million, financed entirely from resources generated by the operations.

    Company Description

    Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's third largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry. The Company posted net sales of Ps. 10,699.2 million for fiscal 2003 divided among the Company's four main product lines: 80.89% chicken and chicken-related products, 6.87% balanced feed, 9.43% table eggs, and 2.80% swine and other lines.
    Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

    CONTACT: IR Contacts:
             In Mexico:
             Industrias Bachoco S.A. de C.V.
             Cristobal Mondragon, 011-52-461-618-3555
              OR
             Maria Appendini, 011-52-461-618-3555
             maria.appendini@bachoco.net
             www.bachoco.com.mx
              OR
             In New York:
             i-advize Corporate Communications
             Melanie Carpenter/Blanca Hirani, 212-406-3692 bachoco@i-advize.com




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Industrias Bachoco, S.A. de C.V.
                                                  (Registrant)



         Date: April 29, 2004             By: /s/ CP Daniel Salazar Ferrer
                                              ----------------------------------
                                          Name: CP Daniel Salazar Ferrer
                                          Title: Financial Director